Exhibit 8.2

October 23, 2013

PRIVATE AND CONFIDENTIAL

Board of Directors

Coastway Bancorp, MHC

One Coastway Plaza

Cranston, Rhode Island 02910

Ladies and Gentleman:

We have been requested by Coastway Bancorp, MHC (the “MHC”), a Rhode Island mutual holding company, to express our opinion concerning certain Rhode Island state income tax matters related to the planned conversion of the MHC into the capital stock form of organization adopted by the Board of Directors on August 22, 2013,(the “Conversion”).  The Conversion provides for the creation of a new stock holding company, Coastway Bancorp, Inc. (the “Bancorp”) to succeed to all the rights and obligations of the MHC and Coastway Bancorp, LLC, a Rhode Island Limited Liability company (the “LLC”) of which the MHC hold 100% of the membership interest in.  The LLC owns 100% of the stock of Coastway Community Bank (the “Bank”), a Rhode Island stock savings bank headquartered in Cranston, Rhode Island.

The purpose of the plan is to convert the MHC to the capital stock form of organization and become publicly held through a public stock offering.  At your request, we are rendering our opinion concerning certain Rhode Island corporate income tax consequences of the Conversion, with respect to the tax-free reorganization under 368 of the Internal Revenue Code of 1986, as amended (the”Code”).  Any capitalized term used and not defined herein has the meaning given to it in the Conversion.

In connection with our opinion, we have relied upon the accuracy of factual matters set forth in the Plan of Conversion.

In rendering the opinion set forth below, we have relied upon the opinion of Luse Gorman Pomerenk & Schick, P.C. (Luse Gorman) related to the Federal tax consequences of the planned conversion (“the Federal Tax Opinion”), without undertaking to verify the same by independent investigation.

For purposes of the opinion set forth below, we have relied upon the accuracy and completeness of the statements and representations (which statements and representations we have never investigated nor verified), contained respectively in the certificates of the officers of the MHC and have assumed such statements and representations will remain complete and accurate at all times up to and including the Effective Date and that all such statements and representations made to the knowledge of any person or entity or with similar qualification are and will be true and correct as if made without such qualification.  We have also relied upon the accuracy of the Registration Statement and the prospectus (the “Prospectus”) contained therein, each as amended or supplemented through the date hereof.

We have also assumed that: (1) the transactions contemplated by the conversion will be consummated in accordance therewith and as described in the Prospectus (and no transaction or condition described therein and affecting this opinion will be waived by any party); (2) the conversion will qualify as contemplated under the Rhode Island Corporation Law; and (3) the Conversion will be reported by Coastway Bancorp and its Rhode Island income tax returns in a manner consistent with the opinion set forth below.

Luse Gorman Pomerenk & Schick, P.C. Federal Opinion

Luse Gorman Pomerenk & Schick, P.C. (“Luse Gorman”) has provided an opinion that addresses the material federal income tax consequences of the Conversion.

Based on the foregoing description of the Conversion set forth in the Plan, including the Mid-Tier Holding Company’s Corporate Tax Election, MHC Merger, and the Mid-Tier Merger, and subject to the qualifications and limitations set forth in this letter, Luse Gorman is of the opinion that it is more likely than not that:

1.                      For federal income tax purposes the Mid-Tier Holding Company’s Corporate Tax Election, MHC Merger and Mid-Tier Merger will be considered an integrated series of steps which will constitute a mere change in identity, form or place of organization of the Mutual Holding Company to the Holding Company within the meaning of Section 368(a)(1)(F) of the Code, and, thus, qualify as a tax-free reorganization.  (Rev. Ruls. 2003-48) For these purposes, no independent economic significance will be given to the Corporate Tax Election, the MHC Merger or the Mid-Tier Merger.  (Rev. Ruls. 2001-46; 67-274)

2.                      The basis of the assets of the Mutual Holding Company to be received by the Holding Company will be the same as the basis of such assets in the Mutual Holding Company immediately prior to the transfer.  (Section 362(b) of the Code.)

3.                      The holding period of the assets of the Mutual Holding Company to be received by the Holding Company will include the holding period of those assets in the Mutual Holding Company immediately prior to the transfer (Section 1223(2) of the Code).

4.                      Eligible Account Holders and Supplemental Eligible Account Holders will not recognize any gain or loss upon their constructive exchange of their liquidation interests in the Mutual Holding Company for the Liquidation Accounts in the Holding Company.  (Section 354 of the Code.)

5.                      The fair market value of the nontransferable subscription rights to purchase Holding Company Common Stock is zero.  Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members upon distribution to them of nontransferable subscription rights to purchase shares of Holding Company Common Stock.  (Section 356(a) of the Code.)  Eligible Account Holders, Supplemental Eligible Account Holders and Other Members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights.  (Rev. Rul. 56-572, 1956-2 C.B. 182.)

6.                      The fair market value of the benefit provided by the Bank Liquidation Account supporting the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets is zero.  Accordingly, it is more likely than not that no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive distribution to them of such rights in the Bank Liquidation Account as of the effective date of the Conversion (Section 356(a) of the Code.)

7.                      The basis of the Holding Company Common Stock purchased in the Offering by the exercise of the nontransferable subscription rights will be the purchase price thereof.  (Section 1012 of the Code.)

8.                      The holding period of the Holding Company Common Stock purchased pursuant to the exercise of subscriptions rights shall commence on the date on which the right to acquire such stock was exercised.  (Section 1223(5) of the Code.)

9.                      No gain or loss will be recognized by Holding Company on the receipt of money in exchange for Holding Company Common Stock sold in the Offering.  (Section 1032 of the Code.)

The Luse Gorman opinions under paragraphs 4 and 5 are based on the position that the subscription rights to purchase shares of Holding Company Common Stock received by Eligible Account Holders, Supplemental Eligible Account Holders and Other Members have a fair market value of zero.  Luse Gorman understand that the subscription rights will be granted at no cost to the recipients, will be legally nontransferable and of short duration, and will provide the recipient with the right only to purchase shares of Holding Company Common Stock at the same price to be paid by members of the general public in any Community Offering. Luse Gorman also notes that the IRS has not in the past concluded that subscription rights have value.  In addition, Luse Gorman is relying on a letter from RP Financial, LC. to you stating its belief that subscription rights do not have any economic value at the time of distribution or at the time the rights are exercised in the subscription offering.  Based on the foregoing, Luse Gorman believes it is more likely than not that the nontransferable subscription rights to purchase Holding Company Common Stock have no value.

If the subscription rights are subsequently found to have an economic value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised) and the Holding Company and/or the Bank may be taxable on the distribution of the subscription rights.

The Luse Gorman opinion under paragraph 6 above is based on the position that the benefit provided by the Bank Liquidation Account supporting the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets has a fair market value of zero.  Luse Gorman understands that:  (i) there is no history of any holder of a liquidation account receiving any payment attributable to a liquidation account; (ii) the interests in the Liquidation Account and Bank Liquidation Account are not transferable; (iii) the amounts due under the Liquidation Account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in the Bank are reduced as described in the Plan; and (iv) the Bank Liquidation Account payment obligation arises only if the Holding Company lacks sufficient net assets to fund the Liquidation Account.  Luse Gorman also notes that the U.S. Supreme Court in Paulsen v. Commissioner, 469 U.S. 131 (1985) stated the following:

The right to participate in the net proceeds of a solvent liquidation is also not a significant part of the value of the shares.  Referring to the possibility of a solvent liquidation of a mutual savings association, this Court observed:  “It stretches the imagination very far to attribute any real value to such a remote contingency, and when coupled with the fact that it represents nothing which the depositor can readily transfer, any theoretical value reduces almost to the vanishing point.”  Society for the Savings v. Bowers, 349 U.S. 143, 150 (1955).

In addition, Luse Gorman is relying on a letter from RP Financial, LC. to you dated August 9, 2013, stating its belief that the benefit provided by the Bank Liquidation Account supporting the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets does not have any economic value at the time of the Conversion.  Based on the foregoing, Luse Gorman believes it is more likely than not that such rights in the Bank Liquidation Account have no value.

If such rights in the Bank Liquidation Account are subsequently found to have an economic value, income may be recognized by each Eligible Account Holder and Supplemental Eligible Account Holder in the amount of the fair market value of their interest in the Bank Liquidation Account as of the effective date of the Conversion.

Rhode Island Tax Opinion

In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations (“Treasury Regulations”) thereunder, and upon current Internal Revenue Service (the “Service”) administrative rulings, notices and procedures and court decisions.  Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time.  Any such change could affect the continuing validity of the opinions set forth below.  This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

Additionally, the discussions and conclusions set forth below are based on Rhode Island General Laws, the regulations promulgated thereunder and existing administrative and judicial interpretations thereof as of the date of this letter, all of which are subject to change. Any such change could affect the continuing validity of the opinion set forth below.  This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

Our opinions are not binding on the Rhode Island Division of Taxation, which may disagree with the opinions contained herein.  Although we believe our opinion will be sustained if challenged, there can be no assurances to this effect.  Because the opinions expressed herein are based upon current tax law, future changes in Rhode Island tax laws, regulations, rulings or case law may affect the tax consequences relating to the Plan of Conversion.  However, we have no responsibility to update this opinion for events, transactions or circumstances occurring after the date of this letter.

Accordingly, based upon the facts and representations stated herein and the existing law, it is the opinion of Wolf & Company, P.C. that the Rhode Island income tax effects of the Plan are substantially identical to the federal effects set forth by Luse Gorman Pomerenk & Schick, P.C as indicated above.

In addition, we confirm that, in our opinion, the discussion under the caption “State Taxation” in the Prospectus is accurate in all material respects, subject to the limitations and qualifications stated therein to the extent of the discussion of Rhode Island taxation of the Bank and the Bancorp.

Conclusion

The opinions contained herein are rendered only with respect to the specific matters discussed herein and we express no opinion with respect to any other legal, Federal, state, or local tax aspect of these transactions. This opinion is not binding upon any tax authority including the Rhode Island Division of Taxation or any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority.

The opinions set forth above represent our conclusions as to the application of existing Rhode Island income tax law to the facts of the instant transaction, and we can give no assurance that changes in such law, or in the interpretation thereof, will not affect the opinions expressed by us.

It is expressly understood that the opinions set forth above represent our conclusions based upon the documents reviewed by us and the facts presented to us.  Any material amendments to such documents or changes in any significant fact would affect the opinions expressed herein.

We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth above.  Further, no opinion is expressed with respect to the United States, Rhode Island income tax consequences to Coastway Bancorp shareholders subject to special treatment under United States federal income tax law, such as: Coastway Bancorp shareholders, if any, who hold Stock other than as a capital asset; banks or trusts; tax-exempt organizations; insurance companies; regulated investment companies or mutual funds; dealers in securities or foreign currency; traders in securities who elect to apply a mark-to-market method of accounting; pass-through entities and investors in such entities; foreign persons; shareholders who hold Stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated instrument; and to shareholders of Coastway Bancorp common stock who acquired their shares of Coastway Bancorp Common Stock upon the exercise of warrants or employee stock options or otherwise as compensation.

Circular 230

This communication is not a federal tax opinion.  To the extent that this letter includes any tax advice, it is not intended or written to be used by the recipient or any other party for the purpose of avoiding penalties that may be imposed by the Internal Revenue Code.

Very truly yours,

Wolf & Company, P.C.